

Indonesian (b. 1973)

Christine Ay Tjoe

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The Painting

After decades of importance in the Asian art market, Christine Ay Tjoe has reached new price heights at auction, with a record $6.5M in auction turnover so far this year.

Initial Offering Price	$611,000
Offering Circular	sec.gov
Deal Sheet	Download

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Fundamentals

Recent Records: Ay Tjoe set two of her top 3 auction records this year, including her $2.1M top price, signaling growing price demand at auction.

Record Turnover in '25: Ay Tjoe has already totaled more than $6.5 million in auction sales in 2025, marking a new record turnover.

Global Acclaim: Ay Tjoe is a globally acclaimed artist, and has been the subject of shows at prestigious institutions worldwide. Her work is in the collections of the Met, the UBS Art Collection, the M+ Museum and many others.

Attractive Recent Similar Sales: The last 3 similar paintings to sell at auction all sold for higher prices than our work, indicating the potential heights this style can reach.

93% Track Record for Appreciation: Ay Tjoe's work has appreciated 93% of the time it's returned to auction historically across 30 repeat sales between 2000 and 2025, according to our data.

Acclaimed US Debut Exhibition: Ay Tjoe just opened her debut solo exhibition in the United States at the blue chip White Cube gallery to widespread acclaim, marking a new level of global interest in her work.

The Artist

Christine Ay Tjoe (b. 1973, Bandung, Indonesia) is an expressive, abstract contemporary artist whose work engages the human condition by way of philosophy and spirituality. She is most known for her paintings which are characterized by a dynamic dance between negative space and pigment which she applies with both brushes and her hands. Her expressive work deals with abject subject matter, attempting to connect with our most powerful emotions and deep psychological fears.

Emerging

Artist Risk Classification



Mature
Speculative
Established
Emerging

Artist Risk Profile

This artist is Emerging based on scoring in Masterworks internal Artist Market Rating Profiles.

Important Collectors and Museums

Metropolitan Museum of Art
New York, NY

Financials

Price Appreciation of Similar Works

16.0%



$1m
$800k
$600k
$400k
$200k
$0
2010
2013
2016
2019
2022
2025

Similar Sales

Painting	Year	Dimensions	Sale Date	Sale Price
Unknown Shoots 01	2020	71 × 79 in	8/5/2025	$611,000
Freezing 01 寒 01	2018	67 × 79 in	3/28/2025	$737,235
First Type Of Stairs #02	2010	71 × 57 in	9/26/2024	$777,967.47
I'm Free Without Identity #03	2015	67 × 67 in	4/4/2024	$843,564.94
Stars From The Black Idea	2012	63 × 59 in	11/30/2022	$777,411.37
Talking About The Stairs 談論樓梯	2011	67 × 67 in	8/27/2022	$234,889.20
Untitled (無題) (2008)	2008	39 × 39 in	4/27/2022	$366,406.25
The Highest Player 02	2016	67 × 79 in	11/30/2021	$673,621.43
Second Studio 第二工作室	2013	67 × 67 in	4/18/2021	$959,115
Left Layer And Right Layer	2010	71 × 79 in	3/30/2018	$929,640
Black And The Small White	2014	67 × 79 in	4/1/2017	$461,820
When It Is The Only Path Of Going Home	2012	71 × 79 in	10/1/2016	$428,280

CHRISTINE AY TJOE

b. 1973, INDONESIA



Oil on canvas | 71 × 79 in

Christine Ay Tjoe is a leading figure in contemporary Indonesian art and has achieved international recognition for her vibrant explorations of the human condition in abstract, mixed media compositions.

$611,000	INITIAL OFFERING
16.0%	ANNUAL APPRECIATION OF SIMILAR WORKS[1,2]
41.5%	RECORD PRICE APPRECIATION[3]
0.90	SHARPE RATIO[4]

The Artwork is a prime, recent example of Christine Ay Tjoe's organic, abstract painting style. Christine Ay Tjoe created a series of paintings about ingrown shoots in 2020. The paintings in this body of work concentrate on the concept of growth from within, a particularly poignant theme during the COVID-19 pandemic. They carry a message of hope with their predominantly light blue, white, and gray palette. Blue is a significant color in Christine Ay Tjoe's practice. In her words, "I use predominantly blue to convey that blue is in the middle of the colour spectrum, [but] there are [also] 'higher' colours on the spectrum that we can reach toward. Blue represents hope." The Artwork is a large-scale, nearly square composition of a gray, blue, and white biomorphic form against a solid off-white background. The artist draws on the canvas with an oil bar to create precise, smudged marks, which evoke an activated, organic form with tendrils. Auction records for artworks similar in scale, style, and period are led by Second Studio (2013), which sold for $959,115 at Sotheby's Hong Kong on April 19, 2021, followed by Left Layer and Right Layer (2010), which sold for $929,640 at Sotheby's Hong Kong on March 31, 2018, and I'm Free Without Identity #03 (2015), which sold for $843,565 at Sotheby's Hong Kong on April 5, 2024.

Christine Ay Tjoe is represented internationally by White Cube Gallery and Mnuchin Gallery. In 2018, Ay Tjoe was the subject of a major retrospective at the 21st Century Museum of Contemporary Art, Kanazawa, Japan and in Europe at the Hall Art Foundation in Derneburg, Germany. Her work has also been widely exhibited at prestigious institutions, including the Asia Society Triennial in New York, Royal Academy of Arts in London, National Taiwan Museum of Fine Arts in Taichung, Singapore Art Museum, Fondazione Claudio Buziol in Venice, Saatchi Gallery in London, Shanghai Contemporary, National Gallery in Jakarta and the first Beijing International Art Biennale at the China National Museum of Fine Art. Her works are also held in important collections around the world, including the Metropolitan Museum of Art, New York, Asia Society, New York, FLAG Art Foundation, New York, UBS Art Collection, New York, Singapore Art Museum and National Gallery, Queensland Art Gallery, Gallery of Modern Art, M+ Museum, Hong Kong, and the Hall Art Foundation, Germany, among others. After two decades of activity in the Asian art market, the artist's top auction records reflect her growing global reach. These records are led by Lights for the Layer (2011), which sold for $2,149,901 (SGD 2,940,000) at Sotheby's Singapore on January 18, 2025, followed by Layers with more circles (2011), which sold for $1,732,158 (HKD 13,450,000) at Christie's Hong Kong on May 24, 2021, and Layers as a Hiding Place #2 (2014), which sold for $1,759,261 (HKD 13,685,000) at Christie's Hong Kong on March 28, 2025.

THESE RECORDS ARE LED BY LIGHTS FOR THE LAYER (2011), WHICH SOLD FOR $2,149,901 (SGD 2,940,000) AT SOTHEBY'S SINGAPORE ON JANUARY 18, 2025, FOLLOWED BY LAYERS WITH MORE CIRCLES (2011), WHICH SOLD FOR $1,732,158 (HKD 13,450,000) AT CHRISTIE'S HONG KONG ON MAY 24, 2021, AND LAYERS AS A HIDING PLACE #2 (2014), WHICH SOLD FOR $1,759,261 (HKD 13,685,000) AT CHRISTIE'S HONG KONG ON MARCH 28, 2025.

AUCTION RESULTS FOR SIMILAR WORKS[1,2]


929640
959115
843565
777967
777411
737235
673621
461820
428280
366406
234889
218548
95307
67163
77400
104801
1/1/2012
1/1/2014
1/1/2016
1/1/2018
1/1/2020
1/1/2022
1/1/2024
Implied Historical Growth

Christine Ay Tjoe (b. December 27, 1973, Bandung, Indonesia) is a leading figure in contemporary Indonesian art and has achieved international recognition for her vibrant explorations of the human condition in abstract, mixed media compositions. Ay Tjoe graduated from the Bandung Institute of Technology in 1997 with a focus in graphic design and printmaking. A partnership between her school and the Braunschweig University of Art in Germany introduced her to the work of Egon Schiele and Horst Janssen. Inspired by their skilled illustration and etching techniques, she developed a mixed media practice rooted in sharp draftsmanship and expressionist use of color. Her drawings and paintings harness the power of abstraction to convey the intangible and nuanced human experiences of spirituality, desire, power, and grief. In 2001, her work was featured in an exhibition at the National Gallery of Indonesia, which placed her in the top five at the Philip Morris Art Awards. In 2009, She has since been awarded the Hong Kong Art Fair's SCMP Art Futures Prize in 2009 and the Prudential Eye Awards for painting in 2015. In 2023, Mnuchin Gallery mounted the exhibition, Joan Mitchell–Christine Ay Tjoe, which compared her practice to that of a leading figure in 20th century abstraction. That same year, collector Jonathan Cheung donated her painting Blue Cryptobiosis #10 to the Metropolitan Museum of Art, where it hangs in their Contemporary Art wing. Her first solo exhibition in North America is currently on view in New York at White Cube: Christine Ay Tjoe: Covered and Cover. She continues to live and work in Yogyakarta and Bandung.





CHRISTINE AY TJOE



IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. The table and chart below capture the historical data for selected auctions sales transactions, which are similar to the Artwork. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Artwork by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Christine Ay Tjoe with the following criteria: Paintings on canvas from 2010 to present that measure between 50 inches by 50 inches and 90 inches by 90 inches. The set excludes works that are predominantly red, works that have significantly fuller compositions, and works with text or prominent figures. The set also excludes works without confirmed dates. The data was sourced from the Masterworks public sale database based on publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Artwork, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth below is useful in determining the value of the Artwork and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table below, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date.

3. A “record price” reflects the highest hammer price (excluding auction house buyer’s premium) achieved at a public auction for any artwork by a particular artist. The art market considers the progression of record hammer prices to be an indication of an artist’s market momentum and growth rate. Artworks by Christine Ay Tjoe have a record price compound annual growth rate (“CAGR”) of 41.5% from May 28, 2006 to December 31, 2024. This calculation is based on (i) a record price of $2,228 on May 28, 2006, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $1,831,834, the most recent record price as of December 31, 2024, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.

4. The risk-adjusted appreciation, otherwise known as “Sharpe Ratio”, can be used to evaluate the total performance of an asset, portfolio, or in this case the artist’s market, and indicates how well the artist’s market has performed historically in comparison to the rate of return on a risk-free investment, such as U.S. government treasury bonds or bills. The market for Christine Ay Tjoe has a risk-adjusted appreciation of 0.90. Risk-adjusted appreciation reflects (x) the average annualized artist market appreciation (depreciation) of all artworks by an artist that have sold at least twice at public auction (referred to as “repeat sales”), minus the risk-free rate of return. The risk-free rate of return is measured by the average annual risk-free rate at year end over the applicable time period, divided by (y) the volatility of the returns in an artist's market, as measured by the standard deviation of those returns. The applicable time period begins on the later of (a) the earliest purchase price date for the artist’s first repeat sale and (b) December 31, 1989, the year end of the earliest year when other financial indices were available, and ends on the last sale date that the artist had a repeat sale. “Repeat sales” exclude artworks of an artist that were held for less than 1 year, meaning that an artwork was bought and sold at public auction in a span of less than 365 days, but may include transactions involving Masterworks acting as buyer or seller, and only include artworks reflective of the artist’s main medium, as defined by Masterworks. This analysis is based on public records as tracked by Masterworks and by third-party data sources. Volatility represents the variation in the historical returns or price appreciation (depreciation) of an asset class over a set period of time. Higher volatility generally means more risk, and lower volatility generally means less risk, although volatility should not be considered a proxy for risk. This risk-adjusted appreciation metric should be considered in connection with other performance metrics, including the estimated historical CAGR implied from selected comparable sales.